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                                                                     Exhibit 4.2

                          AMENDMENT TO RIGHTS AGREEMENT

         This Amendment is made as of October 25, 2000 by and between Exide Corporation, a Delaware corporation (the "Company"), and American Stock Transfer and Trust Company, a New York corporation (the "Rights Agent").

                                    RECITALS
                                    --------

     The Company and the Rights Agent are parties to a Rights Agreement dated as of September 18, 1998, as amended (the "Agreement").

     The Board of Directors of the Company has determined that it is in the best interest of the Company to permit the acquisition and increase in beneficial ownership in the Company up to 20% of the outstanding Common Stock and has authorized the execution of this Amendment in order to permit such ownership under the Agreement.

         NOW, THEREFORE, in consideration of the premises, the parties hereby amend the Agreement by deleting Section 1(a) in its entirety and replacing it with the following:

          ""Acquiring Person" means any Person who or which, together with all Affiliates and Associates of such Person, is (or has previously been, at any time after the date of this Agreement, whether or not such Person(s) continues to be) the Beneficial Owner of 20% or more of the Common Stock then outstanding, (determined without taking into account any securities exercisable or exchangeable for, or convertible into, Common Stock, other than any such securities beneficially owned by the Acquiring Person and Affiliates and Associates of such Person). However, "Acquiring Person" shall not include any Exempt Person. Notwithstanding the foregoing, if any Person, together with all Affiliates and Associates of such Person, is on the date of this Agreement the Beneficial Owner of a greater percentage than 20% of the Common Stock outstanding, then as to such Person, Affiliates and Associates, such greater percentage (but not more) shall be deemed substituted for all purposes herein for 20%.

          A person does not become an "Acquiring Person" solely as the result of
     (i) an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 20% or more of the Common Stock then outstanding as determined above, or (ii) such Person becoming the Beneficial Owner of 20% or more of the Common Stock then outstanding as determined above solely as a result of an Exempt Event; provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the Common Stock then outstanding as determined above solely by reason of such a share acquisition by the Company or the occurrence of such an Exempt Event and such Person shall, after becoming the Beneficial Owner of such Common Stock, become the Beneficial Owner of

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          any additional shares of Common Stock by any means whatsoever (other than as a result of the subsequent occurrence of an Exempt Event, a stock dividend or a subdivision of the Common Stock into a larger number of shares or a similar transaction), then such Person shall be deemed to be an "Acquiring Person.""

                                     * * * *

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

                                EXIDE CORPORATION



                                By: /s/
                                Name:  John R. Van Zile
                                Title: Executive Vice President, General
                                         Counsel and Secretary



                                AMERICAN STOCK TRANSFER AND TRUST COMPANY



                                By: /s/
                                Name:  Herbert J. Lemmer
                                Title: Vice President




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